FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                BG Group plc

                 Notification of Directors' Interests in Shares


Purchase of Shares by Employee Share Scheme Trustee

The Company today received notification from BG Group Trustees Limited, in its capacity as Trustee of the BG Group Share Incentive Plan (the 'SIP'), that it had purchased a total of 177,591 of the Company's Ordinary Shares of 10p each on 17 June 2003, 47,591 at a price of 279.5p per share and 130,000 at a price of 280p per share, for the benefit of participants in the SIP. Following these transactions the Trustee's interests have increased to 3,439,682 Ordinary Shares (0.1% of the relevant share capital).

The Executive Directors of the Company are beneficiaries under the terms of the Trust Deed of the SIP, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.



BG Group plc
17 June 2003

website  www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 June, 2003                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary